NEWS RELEASE

Enbridge responds to “mini-tender” offer for stock

CALGARY, Alberta, December 30, 2002 — Enbridge Inc. (ENB: TSX, NYSE) has received a copy of an unsolicited “mini-tender” offer dated December 30, 2002, made by TRC Capital Corporation to purchase from Enbridge shareholders up to 5 million (approximately 2.9%) of Enbridge’s common shares. The offer has been made at a price of $41.50 per share, representing a 2.8% discount to the closing price for Enbridge common shares on the Toronto Stock Exchange on December 27, 2002.

Enbridge Inc. wishes to inform its shareholders that it does not recommend or endorse this unsolicited offer, and that the Company is in no way associated with TRC Capital Corporation.

Securities regulators in Canada and the United States have recommended that shareholders exercise caution in connection with “mini-tender” offers and that they consult their investment advisors regarding these types of offers. Comments from the Canadian Securities Administrators on “mini-tenders” can be found under Staff Notice 61-301 at
<http://www.osc.gov.on.ca/en/Regulation/Rulemaking/Notices/csanotices/61-301csan.html>.
The SEC has also published information regarding “mini-tender” offers on its web site at
<http://www.sec.gov/investor/pubs/minitend.htm>.

Enbridge contacts:
Media Jim Rennie (403) 231-3931 E-mail: jim.rennie@enbridge.com	Investment community Al Monaco (403) 231-3973 E-mail: al.monaco@enbridge.com